Exhibit 10.04

April 2, 2015

Marie Oh Huber

Dear Marie:

eBay Inc. (“eBay” or the “Company”) is pleased to offer you the exempt position of Senior Vice President, General Counsel, eBay, at a bi-weekly salary of $23,461.54, which is equivalent to an annualized salary of $610,000.04. You will report to the General Counsel of eBay Inc. until the spin-off of PayPal and to the CEO of eBay effective as of the spin-off.

You will be eligible to participate in the eBay Incentive Plan (eIP) with an annual bonus based on individual achievement as well as company performance. The annual bonus period is from January 1 through December 31. Your target bonus for the eIP is 100% of your annual base salary, pro-rated based on the eligible earnings paid while you are employed in an eIP eligible position during the annual bonus period. There is no guarantee any eIP bonus will be paid, and any actual bonus will be determined after the end of the annual bonus period based on your eligible earnings as defined in the eIP. To be eligible to receive any eIP bonus, you must be employed on or before the first business day of the fourth quarter and you must be employed on the date the bonus is paid. The payment of any bonus is subject to the terms and conditions of the eIP. eBay reserves the right, in its sole discretion, to amend, change or cancel the eIP at any time.

You will also be eligible to receive a one-time make-good bonus payment of $135,000 (less deductions and applicable taxes). The make-good payment will be made within two pay periods of your start date.

Following commencement of your employment with eBay, in accordance with eBay’s publicly disclosed equity grant policies, you will be granted (a) a stock option to purchase shares of eBay’s common stock, (b) an award of restricted stock units (“RSUs”), and (c) a target award of performance-based restricted stock units (“PBRSUs”), as described in the following paragraphs, all to be granted under the Company’s 2008 Equity Incentive Plan (the “Plan”). The grants described below are denominated as a U.S. dollar value. For the stock option grant, the number of shares of eBay common stock subject to the option will be determined by dividing the U.S. dollar value of the award by the Average eBay Closing Price (as described in this paragraph), multiplying the resultant total by three (3), and rounding up to the nearest whole number of shares of eBay common stock. For the RSU award, the number of shares to be granted will be determined by dividing the U.S. dollar value of the award by the Average eBay Closing Price (as described in this paragraph) and rounding up to the nearest whole number of shares of eBay common stock. For the target PBRSU award, the number of shares subject to the target award will be determined by dividing the U.S. dollar value of the award by the Average eBay Closing Price (as described in this paragraph) and rounding up to the nearest whole number of shares of eBay common stock. The “Average eBay Closing Price” shall be calculated based on the average of the closing prices of eBay common stock in U.S. dollars as reported on the NASDAQ Global Select Market for the period of 10 consecutive trading days ending on (and including) the last trading day prior to the date of grant.

In accordance with the methodology above, you will be granted a stock option to purchase eBay’s common stock valued at USD $600,000, subject to the terms and conditions of the Plan as well as the terms and conditions of the stock option agreement (which will be provided to you as soon as practicable after the grant date and shall be consistent with the publicly disclosed form of option agreement under the Plan). The exercise price for the stock option will be no less than the fair market value of eBay’s common stock, as determined according to the Plans, on the grant date. Generally, the stock option will vest and become exercisable (assuming your continued employment with an eBay company on each vesting date) over four years as follows: 25% of the shares subject to the stock option will vest one year after the commencement of your employment and an additional 1/48th of the shares subject to the stock option will vest each month thereafter.

You will be granted an award of RSUs valued at USD $900,000 to be granted under the Plans well as the terms and conditions of the RSU agreement (which will be provided to you as soon as practicable after the grant date and shall be consistent with the publicly disclosed form of RSU agreement under the Plan). Generally, the RSUs will vest and become non-forfeitable (assuming your continued employment with an eBay company on each vesting date) over four years at the rate of 25% a year on each anniversary of the date of grant, subject to applicable taxes and withholdings.

You will be granted a target award of PBRSUs valued at USD $1,500,000 to be granted under the Plan as well as the terms and conditions of the PBRSU agreement (which will be provided to you as soon as practicable after the grant date and shall be consistent with the publicly disclosed form of PBRSU agreement under the Plan). The PBRSUs will cover performance over the period January 1, 2015 through December 31, 2016. The target award will be applied only to this performance period. The actual amount of the award will be determined based on Company performance and will be subject to the terms and conditions of the performance plan approved by the Compensation Committee. PBRSUs earned based on Company performance for the two year period will be granted in early 2017 and will vest and become non-forfeitable (assuming your continued employment with an eBay company on each vesting date) as follows: 50% of the shares subject to the award on or about March 1, 2017 (the “Initial Vest Date”) and the remaining 50% of the shares on the first anniversary of the Initial Vest Date, subject to necessary withholding for applicable taxes.

In addition, you will be granted a supplemental award of RSUs valued at USD $2,000,000 to be granted under the Plan as well as the terms and conditions of the RSU agreement (which will be provided to you as soon as practicable after the grant date and shall be consistent with the publicly disclosed form of RSU agreement under the Plan). Generally, the RSUs will vest and become non-forfeitable (assuming your continued employment with an eBay company on each vesting date) over four years at the rate of 25% a year on each anniversary of the date of grant, subject to applicable taxes and withholdings.

You will be eligible to receive a one-time 2015 Equity Make-good payment of $2,000,000 in cash (less deductions and applicable taxes). The 2015 Equity Make-good payment will be made in or around November 2015, subject to your continued employment on the date of payment. In the event that your employment is involuntarily terminated for Cause or you resign other than for Good Reason prior to completion of one year of service from your start date, the Equity Make-good payment is fully refundable to the Company. If your employment is involuntarily terminated for Cause or you resign other than for Good Reason after one year, but prior to the third anniversary from your start date, your repayment obligation will be reduced by 1/36th for every full month of active employment. No repayment of the 2015 Equity Make-good payment will be required for termination after three years of employment with the Company.

You will be eligible to receive a one-time 2016 Equity Make-good payment of $1,000,000 in cash (less deductions and applicable taxes). The 2016 Equity Make-good payment will be made in or around November 2016, subject to your continued employment on the date of payment. In the event that your employment is involuntarily terminated for Cause or you resign other than for Good Reason after the 2016 Equity Make-good payment is made, but prior to the third anniversary from your start date, your repayment obligation will be reduced by 1/36th for every full month of active employment. No repayment of the 2016 Equity Make-good payment will be required for termination after three years of employment with the Company.

Subject to the terms of the Plan (or any successor Company equity plan), you will be eligible to receive annual equity compensation grants under eBay’s Focal review process beginning in 2016. We commit to you that your annual equity compensation grants will be valued at a minimum of $2,400,000 in 2016, 2017 and 2018, in each case in a mix of equity compensation vehicles comparable to similarly situated executive officers.  Subject to the foregoing commitment, the aggregate target grant value and form of award will be determined by eBay and approved by the Compensation Committee of the Board of Directors.

All employees are subject to eBay’s Insider Trading Agreement, which outlines the procedures and guidelines governing securities trades by company personnel. You will be provided with a copy of eBay’s Insider Trading Agreement. Please review the Agreement carefully, execute the certification and submit it to eBay’s human resources department.

You will be also entitled to the benefits that eBay customarily makes available to employees in positions comparable to yours. Please refer to the benefit plan documents for more details, including eligibility. eBay reserves the right, in its sole discretion, to amend, change or cancel the benefits at any time.

You will be eligible to accrue 20 days of Paid Time Off (“PTO”) per year.

Your employment with the Company is “at –will” and either you or the Company may terminate your employment at any time, with or without cause or advance notice. The at-will nature of the employment relationship can only be changed by written agreement signed by eBay’s Chief Executive Officer.

Severance Protections.

Although your employment with the Company shall be “at-will” as set forth above, you may be entitled to severance protection in certain circumstances, as described below, subject in all instances to you executing and not revoking the Company’s standard form of release (which shall also contain customary exceptions for your continued indemnification and coverage under D&O policies, exclusions for vested benefits under retirement and welfare benefit plans and equity incentive plans, and reasonable post-employment cooperation covenants (but for the avoidance of doubt no restrictive covenants or other covenants imposing limitations on your post-employment activities (the “Release”) within 60 days of your termination of employment, with such amounts or benefits to be paid and/or provided as of the date the Release becomes irrevocable, provided that if the 60-day time period following your termination of employment spans two calendar years, they shall be provided as of the later of the date the Release becomes irrevocable or the first calendar day of the calendar year following the year in which your employment terminates.

Prior to the Spin-Off; Termination Outside a Change in Control Period. If, prior to the Spin-Off and outside a Change in Control Period (as defined below), your employment is involuntarily terminated by the Company other than for Cause (as defined below) or if you voluntarily resign for Good Reason (as defined below), then the Company shall provide you with (a) the Accrued Benefits (as defined below) and (b) a lump sum severance payment, payable not later than 30 days after you execute a release of claims against the Company (the “Release”) and any revocation period has expired (which, if such payment date could straddle two calendar years, must occur in the later calendar year), in an amount equal to the sum of:
(i) two times the sum of (a) your Annual Base Salary (as defined below) and (b) your Bonus Amount (as defined below);
(ii) any Make-good Cash Payments that are owed to you pursuant to the terms of this Letter and have not yet been paid as of the date of your termination of employment; and
(iii) notwithstanding any election you may have made to defer any portion of any RSUs or PBRSUs, a cash amount equal to the value of any eBay equity awards that are outstanding and unvested as of the date of your termination of employment (including your voluntary resignation due to a Spin Failure Good Reason (as defined in the definition of “Good Reason” below), or because your employment was involuntarily terminated by the Company other than for Cause during the 30-day period ending on, or the 60-day period beginning on, the date that a Spin Failure Good Reason occurs) which, but for such termination, otherwise would have become vested pursuant to their respective vesting schedules within 24 months following the date of such termination (with such value calculated based on the Valuation Assumptions )(or, if such termination occurs before the date of grant of the options, RSUs, and PBRSUs set forth in the 5th, 6th, 7th, and 8th paragraphs of this letter, you will instead receive one half of the cash amounts referenced in such paragraphs, totaling $2,500,000).

On and After the Spin-Off; Termination Outside a Change in Control Period. If, on or after the Spin-Off and outside a Change in Control Period, your employment as General Counsel is terminated by the Company without Cause or if you voluntarily resign for Good Reason, then the Company shall provide you with (a) the Accrued Benefits and (b) a lump sum severance payment, payable not later than 30 days after you execute a Release and any revocation period has expired (which, if such payment date could straddle two calendar years, must occur in the later calendar year), in an amount equal to the sum of:
(i) (X) in the event that your employment is terminated on or before the one year anniversary of the date of the commencement of your employment, two times the sum of (a) your Annual Base Salary and (b) your Bonus Amount; (Y) in the event that your employment is terminated following the one year anniversary date of the commencement of your employment but on or before the two year anniversary of the date of the commencement of your employment, 1.5 times the sum of (a) your Annual Base Salary and (b) your Bonus Amount; and (Z) in the event that your employment is terminated following the two year anniversary of the date of the commencement of your employment, one times the sum of (a) your Annual Base Salary and (b) your Bonus Amount; and
(ii) any Make-good Cash Payments that are owed to you pursuant to the terms of this Letter and have not yet been paid as of the date of your termination of employment; and
(iii) notwithstanding any election you may have made to defer any portion of any RSUs or PBRSUs, a cash amount equal to the value of any other eBay equity awards that are outstanding and unvested as of the date of your termination of employment which, but for such termination, otherwise would have become vested pursuant to their respective vesting schedules within 12 months following the date of such termination (with such value calculated based on the Valuation Assumptions).

Termination During a Change in Control Period. If, during a Change in Control Period, your employment as General Counsel is terminated by the Company without Cause or if you voluntarily resign for Good Reason, then the Company shall provide you with (a) the Accrued Benefits and (b) a lump sum severance payment, payable not later than 30 days after you execute the Release and any revocation period has expired (which, if such payment date could straddle two calendar years, must occur in the later calendar year), in an amount equal to the sum of:
(i) two times the sum of (a) your Annual Base Salary and (b) your Bonus Amount;
(ii) any Make-good Cash Payments that are owed to you pursuant to the terms of this Letter and have not yet been paid as of the date of your termination of employment; and
(iii) notwithstanding any election you may have made to defer any portion of any RSUs or PBRSUs, a cash amount equal to the value of all then unvested eBay equity awards that are outstanding and unvested as of the date of termination of employment (with such value calculated based on the Valuation Assumptions) (or, if such termination occurs before the date of grant of the options, RSUs, and PBRSUs set forth in the 5th, 6th, 7th, and 8th paragraphs of this letter, you will instead receive ½ of the cash amounts referenced in such paragraphs, totaling $2,500,000)”.

Special Treatment of Equity Awards on Death/Permanent Disability. In the event that your employment with eBay terminates due to your death or disability (within the meaning of eBay’s long-term disability plan), within thirty (30) days after the date of such termination of employment, you will receive a cash payment equal to the value of any eBay equity awards that were outstanding and unvested as of the date of such termination which, but for such termination, otherwise would have become vested pursuant to their respective vesting schedules within 24 months following the date of such termination (with such value calculated based on the Valuation Assumptions)(or, if such termination occurs before the date of grant of the options, RSUs, and PBRSUs set forth in the 5th, 6th, 7th, and 8th paragraphs of this letter, you will instead receive ½ of the cash amounts referenced in such paragraphs, totaling $2,500,000).

Tax and Other Matters.

Section 409A. The Company may withhold from any amounts payable to you such Federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation. It is intended that the payments and benefits provided under this Letter shall comply with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended (“Section

409A”) and the regulations relating thereto, or an exemption to Section 409A, and this Letter shall be interpreted accordingly. Any payments or benefits that qualify for the “short-term deferral” exception or another exception under Section 409A shall be paid under the applicable exception. Each payment under this Letter will be treated as a separate payment for purposes of Section 409A. Notwithstanding anything to the contrary herein, a termination of employment shall not be deemed to have occurred for purposes of any provision of this Letter providing for the payment of amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A and, for purposes of any such provision of this Letter, references to a “resignation,” “termination,” “termination of employment” or like terms shall mean separation from service. If you become entitled to a payment of nonqualified deferred compensation as a result of your termination of employment and at such time you are a “specified employee” (within the meaning of Section 409A and as determined in accordance with the methodology established by the Company as in effect on your date of termination), such payment will be postponed to the extent necessary to satisfy Section 409A, and any amounts so postponed will be paid in a lump sum on the first business day that is six months and one day after your separation from service (or any earlier date of your death). If the compensation and benefits provided under this Letter would subject you to taxes or penalties under Section 409A, the Company and you will cooperate diligently to amend the terms of this Letter to avoid such taxes and penalties, to the extent possible under applicable law.

Change in Control Golden Parachute Excise Taxes. In the event of a Change in Control, where an accounting firm designated by the Company determines that the aggregate amount of the payments and benefits that (but for the application of this paragraph) would be payable to you under this Letter agreement or any other plan, policy or arrangement of the Company and any of their affiliates, exceeds the greatest amount of payments and benefits that could be paid or provided to you without giving rise to any liability for any excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then you may elect either to (1) pay the Excise Tax and receive all such payments and benefits as may be payable to you, or (2) only receive the aggregate amount of such payments and benefits payable or to be provided to you that would not exceed the amount that produces the greatest after-tax benefit to you after taking into account any Excise Tax and other taxes that would otherwise be payable by you (such reduced amount of payments and benefits, the “Reduced Benefit Amount”). In the event you elect to receive the Reduced Benefit Amount, however, the reduction in such payments or benefits pursuant to the immediately preceding sentence shall be made in the following order: (1) by reducing severance payments based on your Annual Base Salary and Bonus Amount, if any is then payable, and then (2) by reducing amounts in respect of any equity-based awards (first in the form of cash payments, if any are due hereunder, then in respect of any vesting of any such awards hereunder, and only thereafter in respect of any vesting of any such awards under any other plan or arrangement).

Definitions.

“Accrued Benefits” means (a) prompt payment of any accrued but unpaid annual base salary through the last day of employment, (b) prompt payment of any unreimbursed expenses incurred through the last day of employment subject to your prompt delivery of all required documentation of such expenses pursuant to applicable employer policies, (c) all other vested payments, benefits or fringe benefits to which you are entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant (excluding any other severance plan, policy or program) or this Letter in accordance with the terms of such plan, program or grant, including any unpaid bonus for any prior fiscal year when it otherwise would have been paid, and (d) a prorated portion of the eIP bonus, if any, that you otherwise would have earned and been paid in respect of the fiscal year in which your employment terminates based on the actual performance of the company for the full year, with such prorated portion calculated based on the period of time during such fiscal year that you were employed, relative to the full fiscal year and only based on the company performance element of the bonus (such prorated eIP bonus amount, if any, the “Prorated Bonus”). You will receive your Prorated Bonus on the date that all other participants in the eIP receive their eIP bonuses in respect of such fiscal year.

“Annual Base Salary” will mean an amount equal to $610,000 (or such greater amount as in effect immediately prior to your termination date).

“Bonus Amount” will mean an amount equal to 100% of your Annual Base Salary (or such greater amount as may be established as your target bonus payment immediately prior to your termination date).

“Cause” shall mean (a) your failure to attempt in good faith to substantially perform your assigned duties, other than failure resulting from your death or incapacity due to physical or mental illness or impairment, which is not remedied within 30 days after receipt of written notice from the Company specifying such failure; (b) your indictment for, conviction of or plea of nolo contedere to any felony (or any other crime involving fraud, dishonesty or moral turpitude); or (c) your commission of an act of fraud, embezzlement, misappropriation, willful misconduct, or breach of fiduciary duty against the Company, except good faith expense account disputes.

“Change in Control” shall mean, for purposes of this Letter, a “Change in Control” as such term is defined in the Plan or, following the Spin-Off, as such term may be defined (if different) under any successor equity incentive plan.

“Change in Control Period” means the period that begins 90 days prior to, and ends 24 months following, a “Change in Control.”

“Good Reason” means, without your written consent, any of the following events, whereafter you resign your employment within the periods provided below:
(a) either: (i) the effective date of the Spin-Off does not occur on or before October 1, 2016, in which case you shall have until December 1, 2016 to resign for “Good Reason;” or (ii) the Spin-Off does occur on or before October 1, 2016 and you are not named to be the General Counsel of the publicly traded company effective as of the Spin-Off (either of the events described in this clause (a), a “Spin Failure Good Reason”); or
(b) following the Spin-Off, the Company experiences a Change in Control, after which you are no longer the General Counsel reporting to the CEO of a publicly traded company, in which case you shall have thirty (30) days following such Change in Control within which to resign for “Good Reason”: or
(c) (i) a material reduction in your annual base salary; (ii) a material reduction in your annual target bonus opportunity; (iii) (x) prior to the Spin-Off, a material reduction in your authority,

duties or responsibilities as General Counsel, eBay Marketplaces (which would include your failure to report to the General Counsel of eBay with a dotted line relationship with the President of eBay Marketplaces), but (y) on and after the Spin-Off, a material reduction in your authority, duties or responsibilities as General Counsel of eBay, Inc. (which would include your failure to report to the CEO of a publicly traded company); (iv) following a Change in Control, a requirement by the Company that you relocate your primary office to a location that is more than 35 miles from the location of your primary office immediately prior to the Change in Control; or (v) any other material breach by the Company of this Letter. You will be deemed to have given consent to the condition(s) described in any of clauses (i) through (v) of this paragraph (c) if you do not provide written notice to the Company of such Good Reason event(s) within 60 days from the first occurrence of such Good Reason event(s), following which the Company shall have 30 days to cure such event, and to the extent the Company has not cured such Good Reason event(s) during the 30-day cure period, you must terminate your employment for Good Reason no later than 60 days following the occurrence of such Good Reason event(s) by providing the Company 30 days’ prior written notice of termination, which may run concurrently with the Company’s cure period.

“Valuation Assumptions” means, collectively, the following assumptions: (x) each share of eBay common stock underlying an award has a value equal to the average of the closing prices of eBay common stock as reported on the NASDAQ Global Select Market for the period of 10 consecutive trading days ending on (and including) the last trading day prior to the date of your termination of employment, (y) if the date of your termination of employment occurs during the performance period with respect to an award of PBRSUs whose target value has been established prior to the date of your termination of employment, but whose number of shares of eBay common stock that would be subject to such award based on achievement of applicable performance targets has not yet been granted, then any such award shall be deemed to have been earned and granted assuming achievement of target performance in respect of the applicable performance period immediately prior to such date of termination and (z) any Options that you hold that are outstanding immediately prior to the date of your termination of employment will be valued based on their spread (i.e., the positive difference, if any, of the value of each share of eBay) common stock underlying the Option, as determined pursuant to clause (x) above), less the per share exercise price of such Option).

Under federal immigration laws, the Company is required to verify each new employee’s identity and legal authority to work in the United States. Accordingly, please be prepared to furnish appropriate documents satisfying those requirements; this offer of employment is conditioned on submission of satisfactory documentation. Enclosed is a list of the required documents.

All of us at eBay are very excited about you joining our team and look forward to a beneficial and fruitful relationship. However, should any dispute arise with respect to your employment or the termination of that employment, we both agree that such dispute shall be conclusively resolved by final, binding and confidential arbitration rather than by a jury court or administrative agency. The Company will bear those expenses unique to arbitration. Please review the enclosed Mutual Arbitration Agreement carefully.

As a condition of your employment, you must complete both the Mutual Arbitration Agreement and the enclosed Employee Proprietary Information and Inventions Agreement prior to commencing employment. These agreements address important obligations to the Company, both during and after your employment; therefore, please read both agreements carefully before signing them and submitting them to eBay’s human resources department. If you should have any questions about either agreement, please contact me.

This offer letter, the Mutual Arbitration Agreement, the Employee Proprietary Information and Inventions Agreement as well as all other enclosed required documents, contain the entire agreement with respect to your employment. Should you have any questions with regard to any of the items indicated above, please call me. Kindly indicate your consent to this offer letter by signing copies of this letter and returning it to me. All other documents requiring your signature must be submitted prior to your start date, including but not limited to the Mutual Arbitration Agreement, the Employee Proprietary Information and Inventions Agreement, and the Insider Trading Agreement certification.

Upon your signature below, this will become our binding agreement with respect to your employment and its terms merging and superseding in their entirety all other or prior offers, agreements and communications, whether written or oral, by you and the Company as to the specific subjects of this letter.

We are excited at the prospect of you joining our team. We look forward to having you on board!

Very truly yours,

/s/ Beth Axelrod

Beth Axelrod
Senior Vice President, Human Resources
eBay Inc.

ACCEPTED:

/s/ Marie Oh Huber
Marie Oh Huber

April 2, 2015
Date

Anticipated Start Date: May 1, 2015